Exhibit 1

HACKENSACK, NJ,  June 9, 2008 – First Real Estate Investment Trust (“FREIT”) announced its operating results for the six and three months ended April 30, 2008. The results of operations for the six and three months are not necessarily indicative of future operating results.

RESULTS OF OPERATIONS

Real Estate revenue for the six months ended April 30, 2008 (“Current Six Months”) increased 3.2% to $20,706,000 compared to $20,055,000 for the six months ended April 30, 2007 (“Prior Six Months”). Real Estate revenue for the three months ended April 30, 2008 (“Current Quarter”) increased 3.0% to $10,249,000 compared to $9,948,000 for the three months ended April 30, 2007 (“Prior Year’s Quarter”).  The increase in real estate revenues was principally attributable to FREIT’s residential operations, primarily at The Boulders and The Pierre Towers, which accounted for 58% and 56% of the increase for the current six and three month periods, respectively.

Net income for the Current Six Months was $2,640,000 ($0.38 diluted) compared to $1,977,000 ($0.29 diluted) for the Prior Six Months. Net income for the Current Quarter was $1,237,000 ($0.18 diluted) compared to $1,131,000 ($0.16 diluted) for the Prior Year’s Quarter. Refer to the schedule below for a detailed analysis of the major changes that impacted revenue and net income for the six and three months ended April 30, 2008 and 2007:

	Six Months Ended April 30,			Three Months Ended April 30,
	2008	2007*	Change	2008	2007*	Change
	(in thousands, except per share)			(in thousands, except per share)
Real estate revenues:
Commercial properties	$11,179	$11,000	$179	$5,484	$5,406	$78
Residential properties	9,527	9,055	472	4,765	4,542	223
Total real estate revenues	20,706	20,055	651	10,249	9,948	301

Operating expenses:
Real estate operations	8,682	8,431	251	4,245	4,065	180
General and administrative	810	803	7	420	413	7
Depreciation	2,674	2,649	25	1,336	1,346	(10)
Total operating expenses	12,166	11,883	283	6,001	5,824	177

Operating income	8,540	8,172	368	4,248	4,124	124

Investment income	313	225	88	154	138	16

Financing costs	(5,818)	(6,088)	270	(2,885)	(3,045)	160
Minority interest in earnings of subsidiaries	(395)	(258)	(137)	(280)	(120)	(160)
Distribution to certain minority interests	-	(150)	150	-	-	-
Income from continuing operations	2,640	1,901	739	1,237	1,097	140
Income from discontinued operations	-	76	(76)	-	34	(34)
Net income	$2,640	$1,977	$663	$1,237	$1,131	$106

Basic earnings per share:
Continuing operations	$0.39	$0.28	$0.11	$0.18	$0.16	$0.02
Discontinued operations	$-	$0.01	$(0.01)	$-	$0.01	$(0.01)
Net income	$0.39	$0.29	$0.10	$0.18	$0.17	$0.01

Diluted earnings per share:
Continuing operations	$0.38	$0.28	$0.10	$0.18	$0.15	$0.03
Discontinued operations	$-	$0.01	$(0.01)	$-	$0.01	$(0.01)
Net income	$0.38	$0.29	$0.09	$0.18	$0.16	$0.02

Weighted average shares outstanding:
Basic	6,781	6,751		6,799	6,751
Diluted	6,894	6,916		6,911	6,915

* Restated to reflect reclassification of discontinued operations.

SEGMENT INFORMATION

The following table sets forth comparative net operating income ("NOI") data for FREIT’s real estate segments and reconciles the NOI to consolidated net income for the Current Six Months and Current Quarter, as compared to the prior year’s comparable periods:

	Commercial				Residential				Combined
	Six Months Ended				Six Months Ended				Six Months Ended
	April 30,		Increase (Decrease)		April 30,		Increase (Decrease)		April 30,
	2008	2007	$	%	2008	2007*	$	%	2008	2007*
	($ in thousands)				($ in thousands)				($ in thousands)
Rental income	$8,486	$8,262	$224	2.7%	$9,438	$8,974	$464	5.2%	$17,924	$17,236
Reimbursements	2,456	2,373	83	3.5%	-	-	-		2,456	2,373
Other	97	100	(3)	-3.0%	89	81	8	9.9%	186	181
Total revenue	11,039	10,735	304	2.8%	9,527	9,055	472	5.2%	20,566	19,790

Operating expenses	4,412	4,303	109	2.5%	4,270	4,128	142	3.4%	8,682	8,431
Net operating income	$6,627	$6,432	$195	3.0%	$5,257	$4,927	$330	6.7%	11,884	11,359
Average
Occupancy %	90.0%	89.7%		0.3%	95.2%	94.3%		0.9%

				Reconciliation to consolidated net income:
				Deferred rents - straight lining					92	114
				Amortization of acquired leases					48	151
				Net investment income					313	225
				General and administrative expenses					(810)	(803)
				Depreciation					(2,674)	(2,649)
				Financing costs					(5,818)	(6,088)
				Distributions to certain minority interests					-	(150)
				Minority interest					(395)	(258)
				Income from continuing operations					2,640	1,901
				Income from discontinued operations					-	76
					Net income				$2,640	$1,977

	Commercial				Residential				Combined
	Three Months Ended				Three Months Ended				Three Months Ended
	April 30,		Increase (Decrease)		April 30,		Increase (Decrease)		April 30,
	2008	2007	$	%	2008	2007*	$	%	2008	2007*
	($ in thousands)				($ in thousands)				($ in thousands)
Rental income	$4,292	$4,126	$166	4.0%	$4,723	$4,521	$202	4.5%	$9,015	$8,647
Reimbursements	1,071	1,089	(18)	-1.7%	-	-	-		1,071	1,089
Other	52	57	(5)	-8.8%	42	21	21	100.0%	94	78
Total revenue	5,415	5,272	143	2.7%	4,765	4,542	223	4.9%	10,180	9,814

Operating expenses	2,121	2,138	(17)	-0.8%	2,124	1,927	197	10.2%	4,245	4,065
Net operating income	$3,294	$3,134	$160	5.1%	$2,641	$2,615	$26	1.0%	5,935	5,749
Average
Occupancy %	90.7%	89.9%		0.8%	94.7%	94.7%		0.0%

				Reconciliation to consolidated net income:
				Deferred rents - straight lining					45	59
				Amortization of acquired leases					24	75
				Net investment income					154	138
				General and administrative expenses					(420)	(413)
				Depreciation					(1,336)	(1,346)
				Financing costs					(2,885)	(3,045)
				Minority interest					(280)	(120)
				Income from continuing operations					1,237	1,097
				Income from discontinued operations					-	34
					Net income				$1,237	$1,131
* Restated to reflect reclassification of discontinued operations.

NOI is based on operating revenue and expenses directly associated with the operations of the real estate properties, but excludes deferred rents (straight lining), lease amortization, depreciation, and financing costs. FREIT assesses and measures segment operating results based on NOI. NOI is not a measure of operating results or cash flow as measured by generally accepted accounting principles, and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity.

COMMERCIAL SEGMENT

FREIT’s commercial properties consist of ten (10) properties totaling approximately 1,127,000 sq. ft. of retail space and 138,000 sq. ft. of office space.  Seven (7) are multi-tenanted retail or office centers, and one is a single tenanted store. In addition, FREIT has two parcels of leased land, from which it receives rental income. One from a tenant who has built and operates a bank branch on land FREIT owns in Rockaway, NJ. The other is from a tenant who intends to build and operate a bank branch on land FREIT owns in Rochelle Park, NJ.

As indicated in the above Segment information table, revenue from FREIT’s commercial segment for the Current Six Months and Current Quarter increased by 2.8% and 2.7%, respectively, over the comparable prior year’s periods. NOI for the Current Six Months and Current Quarter increased by 3.0% and 5.1%, over the comparable prior year’s periods. The favorable increase in both revenue and NOI was primarily attributable to our land in Rochelle Park, purchased in September 2007, which was generating revenue for the full Current Six Month period. However, the current year increases in both revenues and NOI were adversely affected by the anticipated planned renovation at our Damascus Shopping Center property located in Damascus, MD (the “Damascus Center”), which caused a temporary decline in occupancy levels at the Damascus Center. Average occupancy rates for FREIT’s commercial segment for the Current Six Months was at 94.7%, exclusive of the Damascus Center, compared to 93.8% for the prior year’s period. As a result of this renovation, temporary declines in both revenue and NOI were experienced at the Damascus Center of $61,000 and $50,000, respectively for the Current Six Month period. (See discussion below).

The impact of the Damascus renovation on the six and three month results of the commercial segment is reflected in the following table:

	Six Months Ended April 30,
	2008			2007
	Commercial		Same	Commercial		Same
$(000)	Properties	Damascus	Properties	Properties	Damascus	Properties
Revenues	$11,039	$354	$10,685	$10,735	$415	$10,320

Expenses	4,412	208	4,204	4,303	219	4,084

NOI	$6,627	$146	$6,481	$6,432	$196	$6,236

	Three Months Ended April 30,
	2008			2007
	Commercial		Same	Commercial		Same
$(000)	Properties	Damascus	Properties	Properties	Damascus	Properties
Revenues	$5,415	$202	$5,213	$5,272	$216	$5,056

Expenses	2,121	110	2,011	2,138	131	2,007

NOI	$3,294	$92	$3,202	$3,134	$85	$3,049

DEVELOPMENT ACTIVITIES

A modernization and expansion is underway at our Damascus Center in Damascus, MD (owned by our 70% owned affiliate, Damascus Centre, LLC). Total construction costs are expected to approximate $21.9 million.  Building plans for Phase I have been approved and construction on Phase I began in June 2007 with completion expected no later than June 2008. Phase I construction costs will approximate $4 - $4.5 million of which approximately $4.2 million has already been expended. On February 12, 2008, Damascus Centre, LLC closed on a $27.3 million construction loan that is available to fund already expended and future construction costs.  This loan will be drawn upon as needed. As of April 30, 2008, Damascus drew down $4.2 million from this loan to cover construction costs. Because of this expansion, leases for certain tenants have been allowed to expire and not renewed. This has caused occupancy to decline, on a temporary basis, during the construction phase.

Development plans and studies for the expansion and renovation of our Rotunda property in Baltimore, MD (owned by our 60% owned affiliate Grande Rotunda, LLC) continues. The Rotunda property, on an 11.5-acre site, currently consists of an office building containing 138,000 sq. ft. of office space and 78,000 sq. ft. of retail space on the lower floor of the main building. The building plans incorporate an expansion of approximately 180,500 sq ft. of retail space, approximately 302 residential rental apartments, 56 condominium units and 120 hotel rooms, and structured parking. These development costs are expected to approximate $145 million. City Planning Board approval has been received, and construction is expected to start during calendar 2008.

RESIDENTIAL SEGMENT

FREIT operates nine (9) multi-family apartment communities totaling 1,075 apartment units. As indicated in the table above, revenue from our residential segment for the Current Six Months increased 5.2% to $9,527,000 and NOI for the same period is also up 6.7% to $5,257,000. For the Current Quarter, revenue increased 4.9% to $4,765,000 and NOI is also up slightly by 1.0% to $2,641,000. The primary reason for the increase was higher occupancy levels, specifically at The Boulders and The Pierre Towers, which continue to be strong contributors to FREIT’s residential operations, accounting for 81% of the increase in revenue and 88% of the increase in NOI for the Current Six Months.

Revenues from FREIT’s residential properties continue to increase. Average occupancy rates for the Current Six Months increased to 95.2%, compared to 94.3% for the Prior Six Months. The occupancy level at The Boulders was in excess of 96% at the end of April 2008, and averaged 94.7% during the Current Six Month period.

FUNDS FROM OPERATIONS (“FFO”)

Many consider FFO as the standard measurement of a REIT’s performance. We compute FFO as follows:

Funds From Operations ("FFO")
	Six Months Ended		Three Months Ended
	April 30,		April 30,
	2008	2007*	2008	2007*
	($ in thousands, except per share amounts)

Net income	$2,640	$1,977	$1,237	$1,131
Depreciation	2,674	2,649	1,336	1,346
Amortization of deferred mortgage costs	141	132	68	67
Deferred rents (Straight lining)	92	(114)	45	(59)
Amortization of acquired leases	(48)	(151)	(24)	(75)
Capital Improvements - Apartments	(258)	(239)	(118)	(65)
Discontinued operations	-	(76)	-	(34)
Minority interests:
Equity in earnings of affiliates	395	408	280	120
Distributions to minority interests	(595)	(387)	(268)	(87)

FFO	$5,041	$4,199	$2,556	$2,344

Per Share - Basic	$0.74	$0.62	$0.38	$0.35
Per Share - Diluted	$0.73	$0.61	$0.37	$0.34

Weighted Average Shares Outstanding:
Basic	6,781	6,751	6,799	6,751
Diluted	6,894	6,916	6,911	6,915

* Restated to reflect reclassification of discontinued operations.

FFO does not represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States of America, and therefore should not be considered a substitute for net income as a measure of results of operations or for cash flow from operations as a measure of liquidity. Additionally, the application and calculation of FFO by certain other REITs may vary materially from that of FREIT’s, and therefore FREIT’s FFO and the FFO of other REITs may not be directly comparable.

DIVIDENDS

The second quarter dividend of $0.30 per share is payable on June 17, 2008 to shareholders of record on June 3, 2008.

The statements in this report that relate to future earnings or performance are forward-looking. Actual results might differ materially and be adversely affected by such factors as longer than anticipated lease-up periods or the inability of tenants to pay increased rents. Additional information about these factors is contained in the Trust’s filings with the SEC including the Trust’s most recent filed report on Form 10-K and Form 10-Q.

First Real Estate Investment Trust is a publicly traded (over-the-counter – symbol FREVS) REIT organized in 1961. It has approximately $243 million (historical cost basis) of assets. Its portfolio of residential and commercial properties extends from Eastern L.I. to Maryland, with the largest concentration in Northern New Jersey.

For additional information contact Shareholder Relations at (201) 488-6400